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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                            ------------------------

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             GRYPHON HOLDINGS INC.
                           (NAME OF SUBJECT COMPANY)

                             GRYPHON HOLDINGS INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  400515 10 2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                STEPHEN A. CRANE
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                             GRYPHON HOLDINGS INC.
                                 30 WALL STREET
                         NEW YORK, NEW YORK 10005-2201
                                 (212) 825-1200
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

               ROBERT M. COFFEE                            JOHN T. O'CONNOR, ESQ.
            SENIOR VICE PRESIDENT,                    MILBANK, TWEED, HADLEY & MCCLOY
        GENERAL COUNSEL AND SECRETARY                    ONE CHASE MANHATTAN PLAZA
            GRYPHON HOLDINGS INC.                      NEW YORK, NEW YORK 10005-2201
                30 WALL STREET                                 (212) 530-5000
        NEW YORK, NEW YORK 10005-2201
                (212) 825-1200

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Gryphon Holdings Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 30 Wall Street, New York, New York 10005-2201. The class of equity securities to which this statement relates is the common stock, $.01 par value, of the Company (the "Common Stock"), including the associated Preferred Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of June 5, 1995, as amended on July 28, 1998 and October 22, 1998 (the "Rights Agreement"), between the Company and State Street Bank and Trust Company, as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer, disclosed in the Schedule 14D-1, dated October 20, 1998 (the "Schedule 14D-1"), of Markel Corporation, a Virginia corporation ("Markel"), and its wholly-owned subsidiary MG Acquisition Corp., a Delaware corporation ("MG" and, together with Markel, the "Bidder"), to purchase all of the outstanding Shares at a price of $18.00 per Share, net to the seller in cash upon the terms and subject to the conditions set forth in the Bidder's Offer to Purchase, dated October 20, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). The Offer to Purchase states that the principal executive offices of the Bidder are located at 4551 Cox Road, Glen Allen, Virginia 23060-3382.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements or understandings between the Company and its executive officers, directors or affiliates are described in the sections entitled "Compensation of Directors", "Report of the Compensation Committee", "Executive Compensation", "Security Ownership of Certain Beneficial Owners and Management -- Ownership of Common Stock by Management" and "Certain Relationships and Related Transactions" in the Company's Proxy Statement for the 1998 Annual Meeting of Stockholders held on May 12, 1998 (the "Proxy Statement"). A copy of the pertinent portions of the Proxy Statement is filed as
Exhibit 1 hereto, and such portions are incorporated herein by reference.

     On July 1, 1998, the Company entered into an employment agreement (the "Dore Employment Agreement") with John A. Dore, an Executive Vice President of the Company. Pursuant to the terms thereof, the term of Mr. Dore's employment shall continue until terminated by either the Company or Mr. Dore on 30 days prior written notice. The Dore Employment Agreement provides for (i) a base salary of $300,000 per annum, (ii) an annual bonus in accordance with the Company's annual bonus incentive plan for members of its senior management, and
(iii) options to purchase 45,000 shares of Common Stock under the Company's 1993 Stock Option Plan, 25% of which are incentive stock options and 75% of which are non-qualified options. The Dore Employment Agreement further provides that if the Company terminates Mr. Dore other than for "cause" or "disability" (in each case, as defined therein) or if he resigns as a result of a "constructive termination" (as defined therein), he will receive as severance pay, on a monthly basis for a period of 12 months, his monthly base salary in effect immediately prior to the date of termination; provided that if the termination occurs within 24 months of a "change of control" (as defined therein), the Company will pay Mr. Dore a single lump payment equal to 36 months of base salary at the rate in effect immediately prior to the termination. A copy of the Dore Employment Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to the text of the Dore Employment Agreement.

     On July 14, 1998, the Company completed the acquisition of The First Reinsurance Company of Hartford and its affiliate, Oakley Underwriting Agency, from Dearborn Risk Management Inc. ("Dearborn"). The purchase consideration consisted of $31.9 million of cash and 14,444 shares of cumulative convertible preferred stock. John K. Castle, a Director of the Company, is the Chairman of Castle Harlan, Inc., which

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manages a limited partnership that is a majority shareholder of Dearborn. The
Stock Purchase Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference.

     Except as described above or incorporated herein by reference, to the best knowledge of the Company, as of the date hereof there exists no other material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) the Bidder or its executive officers, directors or affiliates.

ITEM 4.  THE RECOMMENDATION.

  (a) Recommendation of the Board of Directors.

     At a meeting held on November 2, 1998 (the "November 2 Board Meeting") the Board of Directors of the Company (the "Board") recommended that stockholders reject the Offer, based upon the Board's determination that the Offer is inadequate and is not in the best interests of the Company and its stockholders. After consideration of all relevant factors, including those discussed below, the Board determined that the $18 per share amount of the Offer does not reflect the value of the Company today or the longer-term values achievable by the Company for all of its stockholders. ACCORDINGLY, THE BOARD RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS REJECT THE OFFER AND NOT TENDER ANY SHARES TO THE BIDDER.

     A form of the letter to stockholders communicating the Board's recommendation and a form of the press release announcing such recommendation are filed as Exhibits 4 and 5 hereto, respectively, and are incorporated herein by reference.

  (b) Reasons for the Recommendation.

     In reaching the determination and recommendation discussed in paragraph (a) above, the Board considered numerous factors, including, without limitation, the following:

          (i) The Board's familiarity with the business, assets, financial condition, results of operations, business plans and current business strategy and future prospects of the Company, the nature of the industry in which the Company operates and the Company's competitive position in such industry.

          (ii) A presentation by the Company's management relating to the Company's financial performance and future prospects.

          (iii) The fact that the Company has had preliminary discussions with other parties who have indicated their potential interest in entering into a business combination with the Company.

          (iv) A presentation by Donaldson, Lufkin and Jenrette Securities Corporation ("DLJ"), financial advisor to the Company, concerning the financial aspects of the Bidder's Offer to Purchase.

          (v) The written opinion (the "DLJ Opinion") delivered on November 2, 1998 by DLJ stating that, as of such date, the cash price of $18 per Share proposed to be paid to the Company's stockholders by the Bidder pursuant to the Offer is inadequate from a financial point of view.

     A copy of the DLJ Opinion, which sets forth the assumptions made and matters considered and the limitations of such opinion, is filed as Exhibit 6 hereto. Stockholders are urged to read carefully the DLJ Opinion in its entirety.

          (vi) The depressing effect which the overall decline in the stock market has had on the trading price of the Shares.

          (vii) The Board's belief, based in part on the factors referred to in paragraphs (i) through (vi), that the per Share price of the Offer does not reflect either the true current value of the Company or the Company's longer-term value.

          (viii) The Board's belief that it is in the best interests of the stockholders at this time to evaluate alternatives to the offer, including investigating the possibility of an alternative transaction and remaining independent.

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          (ix) The numerous conditions to which the Offer is subject.

          (x) The Board's commitment to protecting the best interests of the Company and enhancing the value of the Company for the benefit of stockholders.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained DLJ as its lead financial advisor with respect to the Offer, pursuant to a letter agreement, dated August 18, 1998, as amended on October 29, 1998 (the "DLJ Engagement Letter") , between the Company and DLJ. Pursuant to the DLJ Engagement Letter, the Company agreed to pay DLJ: (a) if a transaction is consummated, cash compensation as set forth below (the "DLJ Advisory Fee"), (b) a fee of $500,000 at the time DLJ delivers to the Company or the Board an opinion as to fairness or adequacy from a financial point of view, irrespective of the conclusion reached therein, (c) an additional fee of $100,000 at the time DLJ delivers to the Company or the Board an opinion relating to a transaction with a party different from the party involved in a transaction for which a prior opinion had been delivered, irrespective of the conclusion reached therein, and (d) an additional fee of $50,000 for each update, with the exception of the first update, of a prior opinion delivered by DLJ (the "DLJ Opinion Fee"). In addition, the Company has agreed to reimburse DLJ promptly for certain out-of-pocket expenses reasonably incurred by DLJ in connection with the engagement thereunder, whether or not a transaction is consummated, and to indemnify DLJ for certain liabilities and expenses arising out of DLJ's engagement.

     The DLJ Advisory Fee shall be an amount equal to the greater of (x) $1.75 million or (y)(i) a fee of between one percent and five percent (based on the per share value of the Common Stock) of the aggregate value of outstanding Common Stock (treating any shares issuable upon exercise of options, warrants or other rights of conversion as outstanding whether or not they are then in or out of the money), plus (ii) one-half percent of the amount of any debt assumed, acquired, remaining outstanding, retired or defeased or preferred stock redeemed or remaining outstanding in connection with the transaction, less the DLJ Opinion Fee.

     DLJ is a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and financial advisory services. In the ordinary course of its trading and brokerage activities, DLJ or its affiliates may at any time actively trade or hold the securities of the Company for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     The Company has also retained Georgeson & Company Inc. to assist the Company with its communications with stockholders with respect to, and to provide other services to the Company in connection with, the Offer. The Company will pay Georgeson & Company Inc. customary compensation for its services and will reimburse Georgeson & Company Inc. for its reasonable out-of-pocket expenses incurred in connection therewith.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transactions in the Shares have been effected during the past 60 days by the Company or to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, none of its executive officers, directors, affiliates or subsidiaries presently intends to tender to the Bidder pursuant to the Offer any Shares which are held of record or beneficially owned by such persons or to otherwise sell any such Shares.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) For the reasons discussed in Item 4 above, the Board has concluded that the Offer is inadequate and not in the best interests of the Company and its shareholders. At the November 2 Board Meeting, the Board

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further concluded that it was desirable and in the best interests of the Company and its stockholders that management, with the assistance and advice of DLJ and the Company's legal advisers, continue to develop and evaluate alternatives to the Offer in order to maximize the value of the Company to its stockholders, including the possibility of an alternative transaction and remaining independent.

     Accordingly, the Company has undertaken negotiations, discussions, and actions which relate to or would result in: (i) an extraordinary transaction such as a merger or reorganization involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer for, or other acquisition of securities by or of the Company; or (iv) a material change in the present capitalization or dividend policy of the Company. In this regard, the Company has had preliminary discussions with other parties regarding their potential interest in a possible transaction involving the Company of the types described above, and the Company has entered into confidentiality agreements concerning the furnishing of confidential information to parties indicating an interest in such a transaction and has responded to due diligence inquiries from such parties. Although the Board has made no decision to sell the Company, the Board will give careful consideration to any acquisition proposal that appropriately reflects the Company's value. There can be no assurance that the aforementioned activity will result in any transaction being recommended by the Board or that any transaction which is recommended will be authorized or consummated.

     The Board has determined that disclosure at this time with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to above in this Item 7 might jeopardize the institution or continuation of any discussions or negotiations that the Company has conducted or may conduct. Accordingly, the Board adopted a resolution at the November 2 Board Meeting instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

     (b) To the best of the Company's knowledge, there are currently no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer, other than as described herein, that relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

  a.  Delaware Litigation.

     On October 20, 1998, Markel commenced an action in the Court of Chancery of the State of Delaware in and for New Castle County (the "Delaware Litigation"), which names the Company and its Board as defendants. In the Delaware Litigation, Markel seeks, among other things, (i) an injunction enjoining the Board from adopting any defensive measure which has the effect of impeding, thwarting, frustrating or interfering with the Offer; (ii) a declaration that the Rights Agreement is invalid and that the adoption of the Rights Agreement constituted a breach of fiduciary duty and violated Delaware law; and (iii) a declaration that the Company's failure to render Section 203 of the Delaware General Corporation Law ("Section 203") inapplicable to the Offer constitutes a breach of fiduciary duty. The Company and the Board believe that they have meritorious defenses to the Delaware Litigation and intend to defend the action on that basis. A copy of the Complaint in the Delaware Litigation is filed as Exhibit 7 hereto, and is incorporated herein by reference.

  b.  The Rights Agreement.

     Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Junior Participating Cumulative Preferred Stock, par value $0.01 per share ("Preferred Shares") of the Company at a Purchase Price (the "Purchase Price") of $50.00, subject to adjustment in certain circumstances. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 11.8% or more of the outstanding Common Stock (the "Share Acquisition Date"), or
(ii) ten business days (or such other specified or unspecified date as may be determined by action of the Board of Directors of the Company)

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following the commencement or announcement of the intent to commence a tender offer or exchange offer that would result in the Acquiring Person having Beneficial Ownership of the percentage of outstanding Common Stock equal to or greater than 11.8% of the outstanding Common Stock. Notwithstanding the foregoing, an Acquiring Person does not include (A) the Company or any subsidiary of the Company, (B) any employee benefit plan (including, but not limited to, any employee stock ownership plan) of the Company or any Subsidiary of the Company or any Person organized, appointed or established by the Company or such Subsidiary as a fiduciary for or pursuant to the terms of any such employee benefit plan or (C) any Person who would otherwise be an "Acquiring Person" but for the good faith determination by the Board of Directors of the Company that such Person has become an "Acquiring Person" inadvertently, provided that such Person together with its Affiliates and Associates divest themselves as promptly as practicable of beneficial ownership of a sufficient number of Common Stock so that such Person together with its Affiliates and Associates beneficially own less than 11.8% of the Common Stock then outstanding. The Rights are not exercisable until the Distribution Date.

     At the November 2 Board Meeting, the Board resolved to delay any "Distribution Date" under the Rights Agreement (the date after which, among other things, separate certificates for the Rights are to be distributed) that arises solely by virtue of the lapse of time following the commencement of the Offer until such time as the Board, or any duly authorized committee thereof, by subsequent resolution duly adopted prior to the Distribution Date (after taking into account the resolution), shall designate.

     In the event that, after the Share Acquisition Date (a) the Company shall merge with and into any Acquiring Person or any affiliate or associate thereof or any other person in which such Acquiring Person, affiliate or associate has an interest or any person acting on behalf of or in concert with such Acquiring Person, affiliate or associate (an "Interested Stockholder") or, if in such merger all holders of Common Stock (other than the Interested Stockholder) are not treated alike, with any other person, (b) the Company shall consolidate with or merge with any Interested Stockholder or, if in such merger or consolidation all holders of Common Stock (other than the Interested Stockholder) are not treated alike, with any other Person, and the Company shall be the continuing or surviving corporation of such consolidation, or (c) the Company shall sell or otherwise transfer in a merger or other business combination transaction, more than 50% of its assets, cash flow or earning power to another person, the Rights Agreement provides that each Right holder shall be entitled to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value (as defined in the Rights Agreement) equal to twice the exercise price of the Right ("Flip-Over" Events).

     In the event that any person or group becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have a right to receive, upon exercise thereof that number of Common Stock having a market value of two times the exercise price of the Right ("Flip-In" Events). From and after the time a person becomes an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person (or an affiliate, associate or transferee thereof) will be null and void.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of Beneficial Ownership of an amount of outstanding Common Stock equal to the Acquiring Person Percentage, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), payable in cash, Common Stock or any other form of consideration deemed appropriate by the Board of Directors. The redemption of the Rights may be effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon redemption of the Rights, the Rights will terminate and the only privilege of the Rights holders will be to receive the $.001 redemption price.

     At any time after the acquisition by a person or group of affiliated or associated persons of Beneficial Ownership an amount of outstanding Common Stock equal to the Acquiring Person Percentage, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which

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have become void), in whole or in part, at an exchange ratio of one Common Share per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such exchange ratio being hereinafter referred to as the "Exchange Ratio"). Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after any person together with all affiliates and associates of such person, becomes the beneficial owner of 50% or more of the Common Stock then outstanding. Immediately upon the action of the Board of Directors of the Company ordering the exchange of any Rights, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Right shall be to receive the number of Common Stock equal to the number of such Rights held by such holder multiplied by the Exchange Ratio.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, other than rights resulting from such holder's ownership of Common Stock.

     At a meeting held on October 22, 1998, the Board of Directors clarified a provision included in the definition of "Acquiring Person" and elsewhere in the Rights Agreement. Pursuant to the Second Amendment thereto, the Rights Agreement provides, as discussed more fully above, that the Rights will be exercisable and will trade separately from the Common Stock if, following a ten business day period, a person or group acquires beneficial ownership of 11.8% or more of the shares of Common Stock then outstanding; or if, following a ten business period (or such other specified or unspecified date as may be determined by action of the Board of Directors of the Company), a person or group commences a tender or exchange offer that would result in such person or group owning an amount of shares of Common Stock that equals or exceeds 11.8% of the shares of Common Stock then outstanding.

     This summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the First Amendment thereto, which are filed with the Securities and Exchange Commission as an exhibit to the Company's Registration Statement on Form 8-A dated June 20, 1995 and Form 8-A/A dated August 7, 1998, respectively, and to the Second Amendment thereto, which is filed as Exhibit 8 hereto, and which is incorporated herein by reference.

  c.  Delaware Takeover Statute.

     The Offer is conditioned, among other things, upon the Bidder being satisfied that the restrictions on business combinations contained in Section 203 have been complied with or are invalid or otherwise inapplicable to the proposed merger set forth in the Offer to Purchase.

     Section 203 may have the effect of significantly delaying the Bidder's ability to acquire the entire equity interest in the Company. In general,
Section 203 prevents an "interested stockholder" (defined generally as a person with 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as set forth below) with a Delaware corporation for three years following the time such person became an interested stockholder, unless: (i) before such person became an interested stockholder, the corporation's Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or
(iii) at or subsequent to the time such person became an interested stockholder, the business combination is approved by the corporation's Board of Directors and authorized at a meeting of stockholders by an affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

     Under Section 203, the restrictions described above do not apply if, among other things, the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203, provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation or bylaws must be approved by the affirmative vote of a majority of the shares entitled to vote. Further, such an amendment would not be effective until 12 months after the
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adoption of such amendment and shall not apply to any business combination between the corporation and any person who became an interested stockholder of the corporation on or prior to the date of such adoption.

     Section 203 provides that during the three-year period following the date a person becomes an interested stockholder, the corporation may not merge or consolidate with an interested stockholder or any affiliate or associate thereof, and also may not engage in certain other transactions with an interested stockholder or any affiliate or associate thereof, including, without limitation, (i) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of the corporation (except proportionately as a stockholder of the corporation) having an aggregate market value equal to 10% or more of either the aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation, (ii) except as otherwise provided in Section 203, any transaction which results in the issuance or transfer by the corporation or by certain subsidiaries thereof of any stock of the corporation or of such subsidiary to the interested stockholder, (iii) any transaction involving the corporation or certain subsidiaries thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is owned by the interested stockholder (except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder), or (iv) any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of such corporation), of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or certain subsidiaries thereof.

     The foregoing summary of Section 203 does not purport to be complete and is qualified in its entirety by reference to the provisions of Section 203.

     Unless the Bidder satisfies the requirements of Section 203, the Bidder would be unable to effect the proposed merger with the Company as contemplated by the Offer for a period of three years and would be prevented from engaging in certain transactions with the Company for such period.

  d.  Regulatory Filings.

     (i) Hart-Scott-Rodino Antitrust Improvements Act of 1976. On October 20, 1998, Markel filed a Notification and Report Form with respect to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). On October 30, 1998, the Company filed its Notification and Report Form with respect to the Offer. Under the provisions of the HSR Act applicable to the Offer, the purchase of shares pursuant to the Offer may not be consummated until the expiration of the fifteenth calendar day waiting period following Markel's filing under the HSR Act. Accordingly, assuming the filing made by Markel was not deficient, the waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on November 4, 1998, unless Markel receives a request for additional information or documentary material or the Antitrust Division and the Federal Trade Commission terminate the waiting period prior thereto.

     (ii) Insurance Commission Filings. The Offer is conditioned upon, among other things, the Bidder receiving the approvals of the Insurance Commissions under the Insurance Codes of California, Connecticut and Pennsylvania, which are the United States jurisdictions in which the insurance companies owned or otherwise controlled by the Company are domiciled. On October 19, 1998, the Connecticut Insurance Commission, as urged by the Company, rejected the Bidder's request for an exemption from the duty to file a Form A with respect to the Bidder's earlier purchase of up to 11.7% of the Company and ordered that a Form A be filed. On or about October 20, 1998, the Bidder filed a Form A with the California, Connecticut and Pennsylvania Insurance Commissions, seeking approval of the Bidder's acquisition of control of the Company. Except as noted below, to date, the Company has not filed a response to any of the Form A filings.

     The Insurance Codes require that the relevant Insurance Commission approve the application for acquisition of control of a domestic insurance company unless that Insurance Commission determines that such application should be disapproved on one or more prescribed regulatory grounds. The relevant Insurance Codes provide for judicial review of an Insurance Commission order. The California Insurance Code provides
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

that the California Department of Insurance has 60 calendar days after a Form A filing is complete to approve or disapprove the filing. The California Department of Insurance may, at its discretion, hold public hearings regarding the Form A filing. The Pennsylvania Insurance Code provides that the Pennsylvania Department of Insurance must hold a public hearing if requested, within 10 days of the filing, by either the acquiring or target company, and, if not requested, may, at its discretion, hold a public hearing regarding the Form
A. On October 29, 1998, the Company requested a hearing with the Pennsylvania Department of Insurance regarding the Form A. The Connecticut Insurance Code provides that the Connecticut Insurance Commissioner is required to hold a hearing within 30 days after the Commissioner determines that the Form A filing is complete and no earlier than 20 days after notice to the applicant that the filing is complete. The Connecticut Insurance Commissioner has 30 days from the conclusion of the hearing to approve or disapprove the filing.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

Exhibit 1  Excerpts from the Proxy Statement of the Company, dated
           April 16, 1998.
Exhibit 2  Employment Agreement dated July 1, 1998 between Gryphon
           Holdings Inc. and Mr. John A. Dore.
Exhibit 3 Stock Purchase Agreement, dated as of February 9, 1998, by and between Gryphon Holdings Inc. and Dearborn Risk
           Management, Inc.
Exhibit 4  Letter to Stockholders, dated November 3, 1998.*
Exhibit 5  Press Release issued by the Company on November 3, 1998.
Exhibit 6  Opinion of Donaldson, Lufkin & Jenrette Securities
           Corporation, dated November 2, 1998.*
Exhibit 7 Complaint filed in the Court of the Chancery in the State of Delaware in and for New Castle County, Markel Corporation and MG Acquisition Corp. v. Gryphon Holdings Inc., et al
           (Civil Action No. 16723).
Exhibit 8  Second Amendment to the Rights Agreement, dated as of
           October 22, 1998, between the Company and State Street Bank and Trust Company, as Rights Agent.

---------------
* Included in copies of the Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GRYPHON HOLDINGS INC.

                                          By: /s/   STEPHEN A. CRANE
                                             -----------------------------------
                                             Name:  Stephen A. Crane
                                             Title: President and Chief
                                                    Executive Officer

Dated: November 3, 1998